                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

      For the fiscal year ended DECEMBER 31, 1997.

            OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

      For the transition period from             to
                                     -----------    ---------------

      Commission file number 0-11309.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               GALILEO CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               GALILEO CORPORATION
                           GALILEO PARK, P. O. BOX 550
                         STURBRIDGE, MASSACHUSETTS 01566

FINANCIAL STATEMENTS OF THE PLAN

Report of Independent Auditors.

      1.  Statements of Financial Condition.
      2.  Statements of Changes in Plan Equity.
      3.  Notes to Financial Statements.

EXHIBIT

Consent of Ernst & Young to the incorporation by reference in the Registration Statements (Form S-8, No. 333-23345) pertaining to the Galileo Corporation Employee Stock Purchase Plan and related Prospectus of our report dated
March 18, 1998, with respect to the financial statements of the Galileo Corporation Employee Stock Purchase Plan included in this Annual Report
(Form 11-K) for the year ended December 31, 1997.

                                    SIGNATURE

      THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    GALILEO CORPORATION
                                    EMPLOYEE STOCK PURCHASE PLAN

                                    By: /s/ Josef W. Rokus
                                        ----------------------
                                        Josef W. Rokus
                                        Vice President, Corporate Development

Date:  March 24, 1998

                                          FINANCIAL STATEMENTS

                                          GALILEO CORPORATION
                                      EMPLOYEE STOCK PURCHASE PLAN

                                 YEARS ENDED DECEMBER 31, 1997 AND 1996

                               GALILEO CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                              FINANCIAL STATEMENTS

                     Years ended December 31, 1997 and 1996




                                    CONTENTS

Report of Independent Auditors.........................................1

Audited Financial Statements

Statements of Financial Condition......................................2
Statements of Income and Changes in Participants' Equity...............3
Notes to Financial Statements..........................................4

                         REPORT OF INDEPENDENT AUDITORS

The Employee Stock Purchase Plan Committee of
     Galileo Corporation
Galileo Corporation Employee Stock Purchase Plan


We have audited the accompanying statements of financial condition of the Galileo Corporation Employee Stock Purchase Plan as of December 31, 1997 and 1996, and the related statements of income and changes in participants' equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Galileo Corporation Employee Stock Purchase Plan at December 31, 1997 and 1996, and the results of its operations and changes in its participants' equity for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

March 18, 1998

                               GALILEO CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                        STATEMENTS OF FINANCIAL CONDITION


                                                       DECEMBER 31
                                                     1997       1996
                                               ---------------------------
ASSETS

Investment in common stock, at fair value          $348,947       $534,936
Cash and cash equivalents                                 -          3,600
                                               ===========================
Total assets                                       $348,947       $538,536
                                               ===========================


LIABILITIES AND PARTICIPANTS' EQUITY

Amounts due to the Company                         $      -       $ 63,305
Participants' equity                                348,947        475,231
                                               ===========================
Total liabilities and participants' equity         $348,947       $538,536
                                               ===========================


See accompanying notes.

                               GALILEO CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

            STATEMENTS OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY


                                            YEAR ENDED DECEMBER 31
                                        1997        1996          1995
                                  ---------------------------------------
Interest income                       $     3     $     55      $     24

Net realized and unrealized gain
 (loss) in fair value of common      (193,146)     346,399       175,632
 stock

Contributions:
  Employee                             93,293       24,168        15,739
  Employer                                  -       10,142         6,540
  Forfeitures                               -      (41,555)      (15,767)
                                      ----------------------------------
Net contributions                      93,293       (7,245)        6,512

Withdrawals                           (26,434)    (117,364)      (16,562)
                                      ----------------------------------
Net increase (decrease)              (126,284)     221,845       165,606

Participants' equity at beginning      475,231     253,386        87,780
  of year                             ----------------------------------
Participants' equity at end of        $348,947    $475,231      $253,386
  year                                ==================================


See accompanying notes.

                               GALILEO CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS

                     Years ended December 31, 1997 and 1996

1.  DESCRIPTION OF PLAN

Galileo Corporation (the Company) adopted an Employee Stock Purchase Plan (the "Plan") on June 18, 1986, pursuant to which employees purchased shares of the Company's common stock through payroll deductions and received partially matching contributions from the Company to purchase additional common stock. In addition to payroll deductions, employees were allowed to make direct contributions to the Plan.

Any full-time employee of the Company was eligible to participate in the Plan if they were at least eighteen years of age and had been employed by the Company for twelve consecutive months. In addition, any part-time employee who meets the same age requirements and had been in the Company's employ for twenty-four consecutive months was eligible. Participation in the Plan was strictly voluntary. In any given year prior to January 1, 1997, the maximum amount of contributions to the Plan that a participant could make was $1,000. Matching employer contributions were made on a sliding scale as follows: 50% for the first $250, 40% for the next $250, and 30% for the final $500.

Effective January 1, 1997, the Company adopted the Galileo Corporation 1997 Employee Stock Purchase Plan (the "Purchase Plan"), a Section 423 stock purchase plan. All participants in the Plan automatically (1) became participants in the Purchase Plan, and (2) became vested in all shares previously held in the Plan. The Purchase Plan is available to all employees whose customary employment is more than 20 hours per week and who have completed three months of employment with the Company. The Purchase Plan qualifies as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended, and is not subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Purchase Plan provides quarterly offering periods to eligible employees to purchase common stock under the Purchase Plan. The employees may make contributions to the Purchase Plan through payroll deductions, with a maximum annual contribution of $25,000 of shares of the Company's stock at a 15% discount off the lower of its fair value at the beginning of the offering period or the fair value at the applicable exercise date. An offering period is a period during which payroll deductions will be accumulated. All payroll deductions are credited to the participant's account under the Purchase Plan and are deposited with the general funds of the Company. The first offering period was January 1, 1997 through March 31, 1997. There are four offering periods each year.

                               GALILEO CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS

                     Years ended December 31, 1997 and 1996



1.  DESCRIPTION OF PLAN (CONTINUED)

The offering periods will begin on each January 1, April 1, July 1, and October 1. Under the Purchase Plan, a participant can have 1% to 10% of their gross pay deducted on an after-tax basis to purchase stock. There is no Company match, and a participant is 100% vested in their account at all times under the Purchase Plan.

The Purchase Plan is administered by a committee appointed by the Board of Directors of the Company.

WITHDRAWAL FROM OFFERING

A participant in an offering may withdraw from an offering as to all (but not part) of the unexercised rights granted under such offering by giving written notice of such cancellation to the Company before any exercise date. Any amounts withheld for the purchase of stock from the employee's compensation through payroll deductions will be paid to the employee, without interest, upon such withdrawal, and the rights granted with respect to the offering will be automatically terminated. A withdrawing participant may not again participate until the commencement of a new offering.

TERMINATION

Upon the termination of employment for any reason, including the death of the participant, before the date on which any rights granted under the Plan are exercisable, all such rights will immediately terminate, and amounts withheld for the purchase of common stock from the participant's compensation through payroll deductions will be paid to the participant or to the participant's estate, without interest.

2.  SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS

Investments in common stock of the Company are issued by the Company from shares reserved for the Purchase Plan. Shares are carried at fair value based upon the latest reported sales price. Realized gains and losses are determined on an average cost basis.

                               GALILEO CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS

                     Years ended December 31, 1997 and 1996


2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ADMINISTRATIVE EXPENSES

All expenses of the Plan are paid by the Company.

RECLASSIFICATIONS

Certain  1995  and  1996  amounts  were  reclassified  to  conform  with  1997 presentation.

3.  INCOME TAX STATUS

The Plan is a nonqualified plan for Internal Revenue Service purposes. Participant contributions to the Plan constitute taxable wages for the taxable year in which such contributions would have been paid to the participant. The Plan is not subject to federal income taxes. Plan participants recognize no taxable income at the time of purchase of shares. However, both ordinary income and a capital gain or capital loss may be realized upon disposition of shares by the participant.

4.  YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third-party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by early 1999. The Plan Sponsor does not expect this project to have a significant effect on plan operations.

                         CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-23345) pertaining to the Galileo Corporation Employee Stock Purchase Plan and related Prospectus of our report dated March 18, 1998, with respect to the financial statements of the Galileo Corporation Employee Stock Purchase Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.

                                        ERNST & YOUNG LLP

Providence, Rhode Island
March 24, 1998